UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2021
Commission File Number: 001-39522
COMPASS PATHWAYS PLC
COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
Tel: +1 (646) 905-3974
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

COMPASS Pathways plc
On September 28, 2021, COMPASS Pathways plc (the “Company”) entered into an agreement with Nathan Poulsen related to his departure as the Company’s General Counsel and Chief Legal Officer (the “Agreement”). Pursuant to the Agreement, Mr. Poulsen’s employment with the Company will terminate on December 31, 2021, unless Mr. Poulsen’s employment is concluded earlier in accordance with the Agreement (the “Separation Date”). During the period from the date of the Agreement to the Separation Date, Mr. Poulsen will no longer serve as General Counsel and Chief Legal Officer, but instead shall serve as Chief Legal Officer, IP, focusing on intellectual property matters while working to ensure a transition of his responsibilities as the Company conducts an active search for a new General Counsel. Mr. Poulsen is stepping back from his current role in order to spend more time with his family.
Under the Agreement, Mr. Poulsen will continue to receive his salary and benefits and his outstanding equity awards will continue to vest in accordance with their terms until the Separation Date, following which any unvested equity awards will lapse in accordance with their terms. Additionally, Mr. Poulsen will continue to be eligible for his 2021 annual incentive compensation, to be prorated if the Separation Date occurs prior to December 31, 2021. In consideration for Mr. Poulsen’s continued service as Chief Legal Officer, IP through the Separation Date and his compliance with the Agreement, following the Separation Date the Company shall pay Mr. Poulsen the severance amount set forth in his employment agreement with the Company dated September 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPASS PATHWAYS PLC

Date: October 1, 2021	By:	/s/ George Goldsmith

	Name:	George Goldsmith
	Title:	Chief Executive Officer